Exhibit 23.3

September 30, 2025

To: Esquared Capital Limited (the “Company”)

Dear Sirs or Madams:

We hereby consent to the use of our firm’s name (King & Wood Mallesons) under the captions “Prospectus Summary” and “Risk Factors” in the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”). In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

This consent letter is delivered solely for the purpose of and in connection with the Registration Statement submitted to the U.S. Securities and Exchange Commission and may not be used for any other purpose without our prior written consent.

Yours faithfully,

/s/ King & Wood Mallesons
King & Wood Mallesons